Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

03 ... 7:21

LETTER FOR MAINTENANCE OF EXEMPTION

20th March 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

03007692

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to the acquisition of one additional share in SIRIM-Sime Technologies Sdn. Bhd. - released on 19th March 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
APR 10 2003
THOMSON FINANCIAL

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

VADR

Form Version 2.0

General Announcement

Submitted by S DARBY on 19-03-2003 05:36:21 PM
Reference No SD-030109-B2E10

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **SIME DARBY BERHAD**
*	Stock name	: **SIME**
*	Stock code	: **4197**
*	Contact person	: **Nancy Yeoh Poh Yew**
*	Designation	: **Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Acquisition of one additional share in SIRIM-Sime Technologies Sdn. Bhd.

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that SD Holdings Berhad ("SDHB"), its wholly-owned subsidiary, has today acquired one additional ordinary share of RM1.00 in SIRIM-Sime Technologies Sdn. Bhd. ("SIRIM-Sime") at an issue price of RM1.57, based on the net tangible asset valuation of SIRIM-Sime as at 30th April 2002.

Prior to the allotment, SIRIM-Sime had an issued and paid-up share capital of RM5,500,000 comprising 5,500,000 ordinary shares of RM1.00 each, held by SDHB and SIRIM Berhad in equal proportions of 50% each. With the issue of the additional share to SDHB, SIRIM-Sime is now a subsidiary of SDHB. SIRIM-Sime is engaged in the business of establishing and operating commercial laboratories for the provision of calibration and measurement services.

The acquisition of the additional share in SIRIM-Sime by SDHB is not expected to have a material effect on the earnings or net tangible assets of the Sime Darby Group for the year ending 30th June 2003. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said acquisition.

This announcement is dated 19th March 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: